**Macro Risk Advisors LLC**
**Statement of Financial Condition**
**Pursuant to Rule 17a-5 (d) under the Securities Exchange Act of 1934**
**December 31, 2022**
**(With report of Independent Registered Public Accounting Firm Thereon)**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-67973

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**
REPORT FOR THE PERIOD BEGINNING____01/01/2022____ AND ENDING____12/31/2022____
                                              MM/DD/YY                                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  Macro Risk Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer        ☐Security-based swap dealer        ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 Theodore Fremd Ave. Suite 206 South

| | (No. and Street) | |
|---|---|---|
| RYE | NY | 10580 |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Dean Curnutt | 212-287 2640 | dcurnutt@macroriskadvisors.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA

| | (Name – if individual, state last, first, middle name) | | |
|---|---|---|---|
| 1999 Avenue of the Stars #1100 | Century City | CA | 90067 |
| (Address) | (City) | (State) | (Zip Code) |
| 9/15/2020 | | | 6567 |
| (Date of Registration with PCAOB)(if applicable) | | | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



**OATH OR AFFIRMATION**

I, Dean Curnutt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Macro Risk Advisors LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 2025

Signature:
Dean Curnutt
Dean Curnutt (Mar 1, 2023 17:25 EST)

Title:
Chief Executive Officer

Lori Alessi
Notary Public

**This filing** contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Macro Risk Advisors LLC**
**Index**
**December 31, 2022**



DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Macro Risk Advisors LLC:

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Macro Risk Advisors LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*DCPA*

DCPA

We have served as the Company's auditor since 2022.
Century City, California
February 24, 2023

## Macro Risk Advisors LLC
## Statement of Financial Condition
## December 31, 2022

| | |
|---|---|
| **Assets** | |
| Cash | $ 1,257,454 |
| Accounts receivable, net | 776,668 |
| Due from clearing broker, net | 628,701 |
| Prepaid expenses and other assets | 48,883 |
| Total assets | $ 2,711,706 |
| | |
| **Liabilities and Member's Equity** | |
| Accounts payable and accrued expenses | $ 727,848 |
| Total liabilities | 727,848 |
| | |
| Member's equity | 1,983,858 |
| Total liabilities and member's equity | $ 2,711,706 |

The accompanying notes are an integral part of this financial statement.

**Macro Risk Advisors LLC**
**Notes to Statement of Financial Condition**
**For the year ended December 31, 2022**

### 1.  DESCRIPTION OF ORGANIZATION AND BUSINESS

Macro Risk Advisors LLC (the *"Company"*), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934.  The Company clears its securities transactions on a fully disclosed basis with its clearing broker, AXOS Clearing LLC.  The Company's effective date of organization was May 9, 2008, and the effective date of the Company's registration as a broker-dealer was April 14, 2009.  The Company operates pursuant to SEC Rule 15c3-3 (k)(2)(ii) and does not hold customer funds or safe-keep customer securities.

The Company is a derivatives strategy and transaction execution firm specializing in generating trade ideas and providing financial market intelligence to institutional investors.  The Company uses its expertise in derivative sales trading and its access to a diverse liquidity pool to help its clients execute trades in an efficient manner.  The Company is a wholly owned subsidiary of Macro Holdings LLC (the *"Parent"*), and is a member of the Securities Investor Protection Company (*"SIPC"*) and Financial Industry Regulatory Authority (*"FINRA"*).

### 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### Basis of Presentation

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

#### Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.  The Company places its cash with high credit quality financial institutions. As of December 31, 2022, the amount on deposit 1,257,454 at this institution exceeds the maximum balance $250,000 insured by the Federal Deposit Insurance Corporation ("FDIC") by $1,007,454. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable.  The Company generally does not require collateral or other security from its customers.

#### Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Accounts receivable are recognized when revenue is earned and billed, and are recorded net of collections or write-offs. Net account receivable were $776,668 at December 31, 2022. The Company generally does not charge interest. At December 31, 2022, the Company carried an allowance of $719,370 for doubtful accounts.

#### Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be

**Macro Risk Advisors LLC**
**Notes to Statement of Financial Condition**
**For the year ended December 31, 2022**

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

**Revenue Recognition (continued**

entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade-date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. In addition, revenue in connection with commission sharing arrangements ("CSA") is recorded when services have been delivered by the Company and approved by their clients.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract assets or liabilities as December 31, 2022.

Revenue from contracts with customers includes fees from commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Disaggregation of revenue is presented on the face of the Statement of Income by type of revenue stream the Company earns.

**Income Taxes**

The Company is a single member limited liability company and is treated as disregarded entity for federal, state and local income tax purposes. Accordingly, no provision or liability for federal, state and local income taxes is included in these financial statements. The Company's taxable income or loss is reportable on the income tax return on the member of the Parent.

As of December 31, 2022, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company does not file income tax returns because it is a disregarded entity for income tax purposes.

**Leases**

The Company has an operating lease for office space not subject to ASC 842, According to the short-term lease exemption. The Company recognized lease cost associated with the lease as incurred. See Note 8.

**Macro Risk Advisors LLC**
**Notes to Statement of Financial Condition**
**For the year ended December 31, 2022**

3.  **RECENT ACCOUNTING PRONOUNCEMENTS**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted   accounting applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

4.  **DUE FROM CLEARING BROKER**

The Company introduces its customer transactions to its clearing broker, with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement.  The Company signed a new agreement with Axos Clearing LLC in June 2022 and $500,000 was deposited into the account in July 2022. In connection therewith, the Company is required to maintain a collateral account with its clearing broker that serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2022, Due from clearing broker was $128,701, and cash deposit was $500,000.

5.  **PROPERTY AND EQUIPMENT**

No new property and equipment was purchased in 2022. All fixed assets were fully depreciated in prior year.

6.  **REGULATORY REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness.  Net capital and the related net capital ratio may fluctuate on a daily basis.  At December 31, 2022, the Company had net capital of $1,105,917 which exceeded their required minimum net capital of $48,523 by $1,057,394.  The ratio of aggregate indebtedness to net capital was 0.66 to 1.

7.  **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK**

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer.  The clearing broker/dealer and other custodians carry all of the accounts of the customers of the Company and are responsible for custody, collection and payment of funds, and receipt and delivery of securities related to customer transactions.  Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill the contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company.  The Company seeks to minimize this risk through procedures designed to

**Macro Risk Advisors LLC**
**Notes to Statement of Financial Condition**
**For the year ended December 31, 2022**

7. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (CONTINUED)**

December 31, 2022, all unsettled securities transactions were settled with no resulting liability to the Company.

In addition, the Company maintains a cash account with the clearing broker/dealer.  As a result, the Company is exposed to credit risk in the event of insolvency or other failure of the clearing broker/dealer to meet its obligations.  The Company manages this risk by dealing with a major financial institution and monitoring its credit worthiness.

8. **LEASES**

The Company has signed its lease for the office space with Regus dated August 25, 2020 in New York under a one year lease agreement which expired at $2,795 per month September 30, 2022. The agreement was renewed at $3,793 per month on October 1, 2022. Effective February 1, 2021, the Company entered into another one year agreement that provides access to shared office space in New Jersey which was renewed at $2,599 per month on March 1, 2022.

9. **SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued.  Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.